EXHIBIT 99.1

Foremost Lithium Announces Receipt of Third $300,000 Grant from The Manitoba Mineral Development Fund (MMDF)

Contributions from MMDF have Provided Foremost Lithium a Total of $900,000 Towards Project Support for Mineral Exploration and Development

VANCOUVER, British Columbia, Jan. 04, 2024 (GLOBE NEWSWIRE) -- Foremost Lithium Resource & Technology Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost Lithium”, “Foremost” or the “Company”), a North American hard-rock lithium exploration company, is pleased to announce today that it has received a $300,000 grant from the Manitoba Mineral Development Fund (“MMDF”) to help support and advance the Company’s recently announced 7,500-meter diamond drill program at its Zoro Lithium Project located in the Snow Lake area of the Province of Manitoba.

On January 4, 2023 and September 21, 2021 Foremost Lithium announced the MMDF’s approval of its previous two grant applications of $300,000 each in support of the Company’s continued exploration and drilling program on its Lithium Lane properties. The Company wishes to acknowledge MMDF’s continued contributions and recognizes that the grant’s financial injections assist and accelerate Foremost’s exploration objectives in the Province of Manitoba.

Edward Suzuki, Program Manager of The Manitoba Mineral Development Fund, comments: “Foremost Lithium stands as a reputable company that has achieved remarkable advancements on their properties in Manitoba. They are widely recognized for their substantial geological potential in terms of valuable mineral deposits. Through their diligent efforts, they have successfully identified and defined their lithium resources, clearly showcasing the significance of these essential minerals. Supporting mineral exploration companies like Foremost Lithium, the Government of Manitoba’s Mineral Development Fund not only stimulates exploration activity and attracts investment, but also fosters economic growth, job creation, and enhances the province’s competitiveness. These factors collectively contribute to the long-term sustainability and development of the mining industry in Manitoba.”

Jason Barnard, Chief Executive Officer and President of Foremost Lithium, added: “I would like to thank the MMDF for the validation and support they provide to our operations in the Snow Lake area. Manitoba has proven itself as a business friendly environment and to that end, I look forward to leveraging the province’s highly skilled local workforce as we continue the rapid development of our Lithium Lane properties in the quarters to come.”

The purpose of the MMDF is to grow the mineral development industry and stimulate economic development in northern Manitoba. This fund supplements current economic growth in Northern Manitoba and drives regional investment across the province. The MMDF program and the Manitoba Mineral Exploration Tax Credit ("MMETC") make Manitoba a compelling critical mineral investment story. The MMETC provides Manitoba residents with some of the most advantageous tax credits in Canada, when compared to other provinces. Being able to access this funding for future exploration programs should allow Foremost Lithium to lower its cost of capital. Manitobans may avail themselves of unique tax incentives when investing in eligible Manitoba mineral exploration projects, such as Foremost’s Lithium Lane’s Projects.

About Foremost Lithium

Foremost Lithium (NASDAQ: FMST) (CSE: FAT) (FSE: F0R0) (WKN: A3DCC8) is a hard-rock lithium exploration company focused on empowering the North American clean energy economy. Foremost’s strategically located lithium properties extend over 43,000 acres in Snow Lake, Manitoba, and hosts a property in a known active lithium camp situated on over 11,400 acres in Quebec called Lac Simard South.

Foremost’s four flagship Lithium Lane Projects as well as its Lac Simard South project are located at the tip of the NAFTA superhighway to capitalize on the world's growing EV appetite, strongly positioning the Company to become a premier supplier of North America's lithium feedstock. As the world transitions towards decarbonization, the Company's objective is the extraction of lithium oxide (Li₂O), and to subsequently play a role in the production of high-quality lithium hydroxide (LiOH), to help power lithium-based batteries, critical in developing a clean-energy economy. Foremost Lithium also has the Winston Gold/Silver Property in New Mexico USA. Learn More at www.foremostlithium.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostlithium.com

Investor Relations
Lucas A. Zimmerman
Managing Director
MZ Group - MZ North America
(949) 259-4987
FMST@mzgroup.us
www.mzgroup.us

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, accidents, labor disputes and other risks of the automotive industry including, without limitation, those associated with the environment, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities or claims limitations on insurance coverage. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities.

The Canadian Securities Exchange has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.